UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

(Check one): Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

For the Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Riot Blockchain, Inc.

Full Name of Registrant

Former Name if Applicable

202 6th Street, Suite 401

Address of Principal Executive Office (Street and Number)

Castle Rock, CO 80104

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Quarterly Report”) by the prescribed date of August 16, 2021 without unreasonable effort and expense because the Registrant requires additional time to complete certain disclosures and analyses to be included in the Quarterly Report pertaining to its subsidiary, Whinstone US, Inc., which the Registrant acquired on May 26, 2021. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant hereby undertakes to file the Quarterly Report on or before the fifth (5th) calendar day following the prescribed due date of August 16, 2021.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jeffrey McGonegal	303	794-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[See ATTACHMENT A below]

Riot Blockchain, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2021
	By:	/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal (Principal Financial and Accounting Officer)

ATTACHMENT A

On May 26, 2021, the Registrant completed its acquisition of its subsidiary, Whinstone US, Inc., as previously reported on the Registrant’s Current Report on Form 8-K filed with the Commission on that date. The Registrant subsequently amended this Current Report to include certain required financial disclosures pertaining to the business and operations of Whinstone US, Inc., by an amendment on Form 8-K/A filed with the Commission on August 12, 2021. As of the date of this filing, the integration of Whinstone US, Inc. into the Registrant’s financial statements, including its results of operations, has not been completed.

As a result of its acquisition of Whinstone US, Inc. on May 26, 2021, the Registrant expects that a significant change to its results of operations and consolidated statements of cash flows and shareholder equity will be reflected in the Quarterly Report, beginning on the date the acquisition was completed, as compared to the corresponding periods of the prior fiscal year. However, because its unaudited interim financial statements for the quarterly period ended June 30, 2021 are not finally completed as of the date of this filing, the Registrant is not able to quantify the anticipated changes in its results of operations at this time.

Note Regarding Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “believes,” “expects,” “may,” “should,” “would,” “will,” “intends,” “plans,” “estimates,” “anticipates,” “projects” and similar words or expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, further material delays in financial reporting, and the possibility that the ongoing reviews may identify errors, control deficiencies, misstatements, or material weaknesses in accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.